United States securities and exchange commission logo





                          October 23, 2023

       Rachelle Jacques
       Chief Executive Officer
       Akari Therapeutics Plc
       22 Boston Wharf Road FL 7
       Boston, MA 02210

                                                        Re: Akari Therapeutics
Plc
                                                            Registration
Statement on Form F-3
                                                            Filed October 20,
2023
                                                            File No. 333-275119

       Dear Rachelle Jacques:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Win Rutherfurd